FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 5, 2010

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Tenaris's press release announcing its 2010 second quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

 1-888-300-5432

www.tenaris.com

Tenaris Announces 2010 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars (US$) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, August 4, 2010 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and semester ended June 30, 2010 with comparison to its results for the quarter and semester ended June 30, 2009.

Summary of 2010 Second Quarter Results

(Comparison with first quarter of 2010 and second quarter of 2009)

	Q2 2010	Q1 2010		Q2 2009
Net sales (US$ million)	1,981.8	1,638.7	21%	2,096.3	(5%)
Operating income (US$ million)	405.3	309.3	31%	436.8	(7%)
Net income (US$ million)	295.0	222.2	33%	336.4	(12%)
Shareholders’ net income (US$ million)	282.1	219.5	28%	343.3	(18%)
Earnings per ADS (US$)	0.48	0.37	28%	0.58	(18%)
Earnings per share (US$)	0.24	0.19	28%	0.29	(18%)
EBITDA (US$ million)	531.2	435.4	22%	563.1	(6%)
EBITDA margin (% of net sales)	27%	27%		27%

Our results in the second quarter include a strong recovery in OCTG shipments to the Middle East and South America. More generally, they reflect the recovery we are seeing in most of our markets, particularly in the United States where OCTG inventories have declined to more normal levels and oil and gas drilling activity continues to increase. Net sales, operating income and net income rose significantly on a sequential basis with EBITDA margin stable at 27%.

Cash flow from operations during the second quarter of 2010 remained positive although we increased our investment in working capital by US$187.7 million due to the increase in activity levels. Our net cash position (total financial debt less cash and other current investments) decreased by US$378.6 million to US$568.7 million during the quarter after paying a dividend of US$247.9 million in June and investing US$190.4 million in capital expenditures.

Market Background and Outlook

In the first half of 2010, global drilling activity has continued to recover led by substantially higher oil and gas shales drilling activity in the United States and Canada. Activity has increased in most markets reflecting the stability of oil prices at attractive levels and increased investment in regional gas developments.

In the second half of the year, we expect the global recovery in drilling activity to continue its gradual recovery but at a lower pace. Lower conventional gas drilling activity in North America will limit increases in the North American rig count and the International rig count, as published by Baker Hughes, has already returned to pre-crisis levels. Recovery in the hydrocarbon processing sector is also expected to take hold as refining projects move forward in the Middle East, Asia and Brazil.

In the second half, we expect revenues to increase driven by higher sales in the United States and Canada and a recovery of shipments in our Projects operating segment in the fourth quarter. Sales in other regions should remain stable. We also expect to maintain our operating margins as a percentage of sales at current levels as like-for-like price increases offset the impact of higher raw material and labor costs and a less favorable seamless/welded product mix.

Analysis of 2010 Second Quarter Results

Sales volume (metric tons)	Q2 2010	Q2 2009	Increase/(Decrease)
Tubes – Seamless	603,000	497,000	21%
Tubes – Welded	179,000	65,000	175%
Tubes – Total	782,000	562,000	39%
Projects – Welded	32,000	90,000	(64%)
Total	814,000	652,000	25%

Tubes	Q2 2010	Q2 2009	Increase/(Decrease)
(Net sales - $ million)
North America	736.4	661.0	11%
South America	315.3	244.9	29%
Europe	179.4	222.3	(19%)
Middle East & Africa	376.0	452.7	(17%)
Far East & Oceania	114.2	137.8	(17%)
Total net sales ($ million)	1,721.4	1,718.7	0%
Cost of sales (% of sales)	58%	57%
Operating income ($ million)	355.6	385.0	(8%)
Operating income (% of sales)	21%	22%

Net sales of tubular products and services amounted to US$1,721.4 million in the second quarter of 2010, flat compared to the second quarter of 2009, as a 39% increase in volumes was offset by lower average selling prices. In North America, higher sales were driven by a strong increase in demand for OCTG in the United States, which were partially offset by a decline in average selling prices. Sales increased strongly in South America, mainly due to a high demand in Argentina and Ecuador. In Europe, although demand for mechanical tubes and from energy related sectors increased, sales were negatively affected by lower average selling prices. Sales in the Middle East and Africa and in the Far East and Oceania were also negatively affected by lower average selling prices, which offset higher shipments mainly in the Middle East and North Africa.

Projects	Q2 2010	Q2 2009	Increase/(Decrease)
Net sales ($ million)	94.0	254.4	(63%)
Cost of sales (% of sales)	63%	75%
Operating income ($ million)	19.0	45.5	(58%)
Operating income (% of sales)	20%	18%

Net sales of pipes for pipeline projects decreased 63% to US$94.0 million in the second quarter of 2010, compared to US$254.4 million in the second quarter of 2009, reflecting a decrease in shipments to gas and other pipeline projects in Brazil and Argentina.

Others	Q2 2010	Q2 2009	Increase/(Decrease)
Net sales ($ million)	166.3	123.2	35%
Cost of sales (% of sales)	72%	78%
Operating income ($ million)	30.7	6.3	384%
Operating income (% of sales)	18%	5%

Net sales of other products and services increased 35% to US$166.3 million in the second quarter of 2010, compared to US$123.2 million in the second quarter of 2009, as all the main business activities included in the segment increased their revenues.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.7% in the quarter ended June 30, 2010, compared to 18.9% in the corresponding quarter of 2009, mainly due to the effect of fixed expenses on lower revenues.

Net interest expenses increased to US$17.5 million in the second quarter of 2010 compared to US$16.3 million in the same period of 2009. Interest expenses in the second quarter of 2010 were negatively affected by  higher interest rates, which are partially offset by foreign exchange gains recorded under other financial results. In addition, interest income in the second quarter of 2009, included one-off gains amounting to US$3.0 million.

Other financial results generated a loss of US$7.4 million during the second quarter of 2010, compared to a loss of US$15.9 million during the second quarter of 2009. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$19.3 million in the second quarter of 2010, compared to a gain of US$66.5 million in the second quarter of 2009. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$104.7 million in the second quarter of 2010, equivalent to 28% of income before equity in earnings of associated companies and income tax, compared to US$114.5 million in the second quarter of 2009, equivalent to 28% of income before equity in earnings of associated companies and income tax.

Results attributable to non-controlling interests amounted to a gain of US$12.9 million in the second quarter of 2010, compared with a loss of US$6.8 million in the second quarter of 2009, mainly due to better results at our Confab subsidiary and to the discontinuation of our Venezuelan operations.

Cash Flow and Liquidity

Net cash provided by operations during the second quarter of 2010 was US$58.6 million (US$494.9 million in the first half), compared to US$1.1 billion in the second quarter of 2009 (US$1.9 billion in the first half). Working capital increased by US$187.7 million during the second quarter of 2010, as inventories increased by US$242.6 million, trade receivables increased by US$121.3 million, partially offset by an increase in trade payables of US$179.2 million.

Capital expenditures amounted to US$190.4 million in the second quarter of 2010 (US$348.4 million in the first half), compared to US$106.5 million in the second quarter of 2009 (US$226.3 million in the first half).

During the first half of 2010, our net cash position decreased by US$107.0 million, from US$675.7 million at December 31, 2009, to US$568.7 million at June 30, 2010. Total financial debt during the first half of 2010 decreased by US$234.0 million to US$1.2 billion at June 30, 2010.

Analysis of 2010 First Half Results

	H1 2010	H1 2009	Increase/(Decrease)
Net sales (US$ million)	3,620.5	4,530.6	(20%)
Operating income (US$ million)	714.6	1,122.4	(36%)
Net income (US$ million)	517.2	729.5	(29%)
Shareholders’ net income (US$ million)	501.6	709.3	(29%)
Earnings per ADS (US$)	0.85	1.20	(29%)
Earnings per share (US$)	0.42	0.60	(29%)
EBITDA* (US$ million)	966.6	1,370.5	(29%)
EBITDA margin (% of net sales)	27%	30%

Net income attributable to equity holders in the Company during the first semester of 2010 was US$501.6 million, or US$0.42 per share (US$0.85 per ADS), which compares with net income attributable to equity holders in the Company during the first semester of 2009 of US$709.3 million, or US$0.60 per share (US$1.20 per ADS). Operating income was US$714.6 million, or 20% of net sales during the first semester of 2010, compared to US$1,122.4 million, or 25% of net sales during the first semester of 2009. Operating income plus depreciation and amortization for the first semester of 2010, was US$966.6 million, or 27% of net sales, compared to US$1,370.5 million, or 30% of net sales during the first semester of 2009.

Net Sales, Cost of Sales and Operating Income by segment

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	H1 2010		H1 2009		Increase/(Decrease)
Tubes	3,131.8	87%	3,809.4	84%	(18%)
Projects	187.2	5%	476.6	11%	(61%)
Others	301.4	8%	244.7	5%	23%
Total	3,620.5	100%	4,530.6	100%	(20%)

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Sales volume (metric tons)	H1 2010	H1 2009	Increase/(Decrease)
Tubes – Seamless	1,070,000	1,076,000	(1%)
Tubes – Welded	318,000	175,000	82%
Tubes – Total	1,388,000	1,251,000	11%
Projects – Welded	66,000	174,000	(62%)
Total	1,454,000	1,424,000	2%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2010	H1 2009	Increase/(Decrease)
(Net sales - $ million)
North America	1,412.8	1,676.8	(16%)
South America	518.3	494.3	5%
Europe	378.8	484.9	(22%)
Middle East & Africa	625.3	848.0	(26%)
Far East & Oceania	196.6	305.4	(36%)
Total net sales ($ million)	3,131.8	3,809.4	(18%)
Cost of sales (% of sales)	58%	55%
Operating income ($ million)	634.7	1,026.3	(38%)
Operating income (% of sales)	20%	27%

Net sales of tubular products and services decreased 18% to US$3,131.8 million in the first half of 2010, compared to US$3,809.4 million in the first half of 2009, as an 11% increase in volumes was more than offset by a 26% reduction in average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 55% in the first half of 2009, to 58% in the first half of 2010.

Operating income from tubular products and services decreased 38% to US$634.7 million in the first half of 2010, from US$1,026.3 million in the first half of 2009, mainly due to the reduction in sales.

Operating income expressed as a percentage of net sales decreased to 20% in the first half of 2010, compared to 27% in the first half of 2009. Our operating income in the first half of 2010 was affected by the decrease in the average selling prices, by the effect of fixed and semi-fixed costs over lower revenues and by the time lag between raw material cost variations and their impact on the cost of sales.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Projects	H1 2010	H1 2009	Increase/(Decrease)
Net sales ($ million)	187.2	476.6	(61%)
Cost of sales (% of sales)	65%	72%
Operating income ($ million)	27.5	94.5	(71%)
Operating income (% of sales)	15%	20%

Net sales of pipes for pipeline projects decreased 61% to US$187.2 million in the first half of 2010, compared to US$476.6 million in the first half of 2009, reflecting lower deliveries in Brazil and Argentina to gas and other pipeline projects.

Operating income from pipes for pipeline projects decreased 71% to US$27.5 million in the first half of 2010, from US$94.5 million in the first half of 2009, mainly due to the reduction in sales.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	H1 2010	H1 2009	Increase/(Decrease)
Net sales ($ million)	301.4	244.7	23%
Cost of sales (% of sales)	72%	84%
Operating income ($ million)	52.4	1.6	3109%
Operating income (% of sales)	17%	1%

Net sales of other products and services increased 23% to US$301.4 million in the first half of 2010, compared to US$244.7 million in the first half of 2009, as all the main business activities included in the segment increased their revenues.

Operating income from other products and services increased to US$52.4 million in the first half of 2010, compared to US$1.6 million during the first half of 2009, mainly due to the improved results of our electric conduits operations in the United States.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 20.4% in the semester ended June 30, 2010 compared to 17.3% in the corresponding semester of 2009, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Net interest expenses decreased to US$30.5 million in the first half of 2010 compared to US$50.8 million in the same period of 2009, reflecting the change in our net debt position to a net cash position and lower interest rates.

Other financial results recorded a gain of US$0.3 million during the first half of 2010, compared to a loss of US$52.3 million during the first half of 2009. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currency (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$42.8 million in the first half of 2010, compared to a gain of US$57.9 million in the first half of 2009. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$210.1 million in the first half of 2010, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to US$319.6 million in the first half of 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Results for discontinued operations reflected a loss of US$28.1 million in the first half of 2009, relating to the nationalization of certain Venezuelan subsidiaries by the Venezuelan government, while there were no discontinued operations in the first half of 2010.

Income attributable to non-controlling interests amounted to US$15.5 million in the first half of 2010, compared to US$20.2 million in the corresponding semester of 2009, mainly due to lower results at NKKTubes.

Corporate reorganization in light of the impending termination of Luxembourg's 1929 holding company regime

The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate and withholding tax over dividends distributed to holders of shares and ADSs. These benefits will terminate effective December 31, 2010. On January 1st, 2011, the Company will become an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company will be subject to all applicable Luxembourg taxes, including, among others, corporate income tax on its worldwide income, and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends from high income tax subsidiaries will continue to be tax-exempt under Luxembourg's participation exemption.

At its August 4th, 2010 meeting, the Company’s board of directors approved a multi-step corporate reorganization plan. This reorganization, which is expected to be completed prior to year-end, will include the contribution of all of the Company’s assets and liabilities to a wholly-owned Luxembourg subsidiary and the restructuring of holdings in certain subsidiaries. Following the completion of the reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company will record a special reserve for tax purposes in a significant amount. The Company expects that its current overall tax burden will not increase and that any potential future dividend distributions out of such special reserve should be exempt from Luxembourg withholding tax.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2009	2010	2009
Continuing operations	(Unaudited)		(Unaudited)
Net sales	1,981,762	2,096,344	3,620,483	4,530,632
Cost of sales	(1,183,429)	(1,264,899)	(2,170,472)	(2,628,211)
Gross profit	798,333	831,445	1,450,011	1,902,421
Selling, general and administrative expenses	(391,144)	(395,926)	(738,531)	(783,006)
Other operating income (expense), net	(1,886)	1,278	3,163	3,024
Operating income	405,303	436,797	714,643	1,122,439
Interest income	4,352	8,163	11,500	12,737
Interest expense	(21,889)	(24,435)	(41,958)	(63,582)
Other financial results	(7,368)	(15,907)	323	(52,266)
Income before equity in earnings of associated companies and income tax	380,398	404,618	684,508	1,019,328
Equity in earnings of associated companies	19,288	66,514	42,814	57,935
Income before income tax	399,686	471,132	727,322	1,077,263
Income tax	(104,716)	(114,518)	(210,142)	(319,592)
Income for continuing operations	294,970	356,614	517,180	757,671

Discontinued operations
Result for discontinued operations	-	(20,176)	-	(28,138)
Income for the period	294,970	336,438	517,180	729,533

Attributable to:
Equity holders of the Company	282,098	343,268	501,647	709,315
Non-controlling interests	12,872	(6,830)	15,533	20,218
	294,970	336,438	517,180	729,533

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2010		At December 31, 2009
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,329,749		3,254,587
Intangible assets, net	3,576,341		3,670,920
Investments in associated companies	635,180		602,572
Other investments	34,973		34,167
Deferred tax assets	217,197		197,603
Receivables	109,856	7,903,296	101,618	7,861,467
Current assets
Inventories	2,062,844		1,687,059
Receivables and prepayments	229,644		220,124
Current tax assets	229,477		260,280
Trade receivables	1,291,338		1,310,302
Available for sale assets	21,572		21,572
Other investments	504,623		579,675
Cash and cash equivalents	1,276,814	5,616,312	1,542,829	5,621,841
Total assets		13,519,608		13,483,308

EQUITY
Capital and reserves attributable to the Company’s equity holders		9,203,282		9,092,164
Non-controlling interests		618,525		628,672
Total equity		9,821,807		9,720,836

LIABILITIES
Non-current liabilities
Borrowings	461,535		655,181
Deferred tax liabilities	849,072		860,787
Other liabilities	187,089		192,467
Provisions	83,206		80,755
Trade payables	3,555	1,584,457	2,812	1,792,002
Current liabilities
Borrowings	751,186		791,583
Current tax liabilities	201,201		306,539
Other liabilities	273,300		192,190
Provisions	27,865		28,632
Customer advances	44,357		95,107
Trade payables	815,435	2,113,344	556,419	1,970,470
Total liabilities		3,697,801		3,762,472

Total equity and liabilities		13,519,608		13,483,308

Consolidated Condensed Interim Cash Flow Statement

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2010	2009	2010	2009
Cash flows from operating activities	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income for the period	294,970	336,438	517,180	729,533
Adjustments for:
Depreciation and amortization	125,888	126,320	251,916	248,061
Income tax accruals less payments	(87,690)	(179,194)	(115,948)	(329,690)
Equity in earnings of associated companies	(19,784)	(65,532)	(43,310)	(57,073)
Interest accruals less payments, net	10,449	(47,865)	19,496	(23,698)
Changes in provisions	(3,740)	25,675	1,684	14,200
Changes in working capital	(187,740)	787,515	(63,493)	1,175,460
Other, including currency translation adjustment	(73,732)	127,781	(72,632)	117,792
Net cash provided by operating activities	58,621	1,111,138	494,893	1,874,585

Cash flows from investing activities
Capital expenditures	(190,431)	(106,506)	(348,393)	(226,335)
Acquisition of subsidiaries and changes in non-controlling interests	(3,329)	(67,593)	(3,356)	(73,535)
Proceeds from disposal of property, plant and equipment and intangible assets	2,836	7,749	5,746	10,328
Dividends received from associated companies	11,486	4,283	12,958	5,223
Investments in short terms securities	141,157	(210,337)	75,052	(227,587)
Net cash used in investing activities	(38,281)	(372,404)	(257,993)	(511,906)

Cash flows from financing activities
Dividends paid	(247,913)	(354,161)	(247,913)	(354,161)
Dividends paid to non-controlling interests in subsidiaries	(14,577)	(27,176)	(14,577)	(27,176)
Proceeds from borrowings	151,533	69,096	349,856	263,841
Repayments of borrowings	(281,709)	(808,801)	(588,754)	(1,149,484)
Net cash used in financing activities	(392,666)	(1,121,042)	(501,388)	(1,266,980)

(Decrease) Increase in cash and cash equivalents	(372,326)	(382,308)	(264,488)	95,699

Movement in cash and cash equivalents
At the beginning of the period	1,624,909	1,968,707	1,528,707	1,525,022
Effect of exchange rate changes	(8,182)	31,992	(19,818)	(2,330)
Decrease due to deconsolidation	-	(9,696)	-	(9,696)
(Decrease) Increase in cash and cash equivalents	(372,326)	(382,308)	(264,488)	95,699
At June 30,	1,244,401	1,608,695	1,244,401	1,608,695

	At June 30,		At June 30,
Cash and cash equivalents	2010	2009	2010	2009
Cash and bank deposits	1,276,814	1,622,908	1,276,814	1,622,908
Bank overdrafts	(32,413)	(14,213)	(32,413)	(14,213)
	1,244,401	1,608,695	1,244,401	1,608,695